Exhibit 99.1

Hoegh LNG Partners LP Announces Public Offering of Series A Preferred Units

HAMILTON, Bermuda, September 28, 2017 — Höegh LNG Partners LP (NYSE: HMLP) (“HMLP” or the “Partnership”) today announced that it plans to offer Series A Cumulative Redeemable Preferred Units (“Series A Preferred Units”), representing limited partner interests, in a public offering. The Partnership expects to grant the underwriters a 30-day option to purchase additional Series A Preferred Units.

The Partnership intends to use the net proceeds from the offering and any exercise of the underwriters’ option to purchase additional Series A Preferred Units to repay the approximately $34.4 million outstanding under the 8% seller’s credit note related to the Partnership’s acquisition of the floating storage and regasification unit (“FSRU”) Höegh Gallant. The remainder of the net proceeds will be used for general partnership purposes, which may include the repayment of additional indebtedness or the funding of acquisitions (including the potential purchase of an additional 23.5% interest in the joint ventures that own and operate the FSRUs Neptune and GDF Suez Cape Ann and/or the potential purchase of the 49% interest in the owner of the entities that own and operate the FSRU Höegh Grace) or other capital expenditures.

Morgan Stanley, UBS Investment Bank and Stifel are acting as the joint bookrunners in connection with the offering.

The Partnership owns and operates FSRUs and associated LNG infrastructure assets under long-term charters. The Partnership is structured as a master limited partnership. The Partnership intends to apply to have the Series A Preferred Units listed on the New York Stock Exchange.

When available, copies of the preliminary prospectus supplement, prospectus supplement and accompanying base prospectus relating to the offering may be obtained free of charge on the Securities and Exchange Commission’s website at http://www.sec.gov or from the joint bookrunners as follows: Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department; UBS Securities LLC, 1285 Avenue of the Americas, New York, NY 10019, Attn: Prospectus Department, telephone (888) 827-7275; or Stifel, Nicolaus & Company, Incorporated, One South Street, 15th Floor, Baltimore, MD 21202, Attn: Syndicate Department, telephone (855) 300-7136.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Series A Preferred Units in the public offering will be offered and sold pursuant to an effective registration statement on Form F-3 previously filed with the Securities and Exchange Commission (the “SEC”) (File No. 333-213781). This offering may be made only by means of a prospectus supplement and accompanying base prospectus, which will be filed with the SEC.

Contact

Richard Tyrrell
Chief Executive Officer and Chief Financial Officer
+44 7919 058830

Source: Hoegh LNG Partners LP